                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                         Advanced Health Corporation
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                 00756H 10 8
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

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CUSIP NO.  00756H 10 8                13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan Edelson, M.D.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    5    SOLE VOTING POWER

                         524,042
                         (including 128,816 shares issuable upon the exercise
                          of options that are exercisable within 60 days)


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                524,042
                         (including 128,816 shares issuable upon the exercise
                          of options that are exercisable within 60 days)



                    8    SHARED DISPOSITIVE POWER




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     524,042
     (including 128,816 shares issuable upon the exercise of options that are exercisable within 60 days)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.    (a).    Name of Issuer:

                   Advanced Health Corporation

           (b).    Address of Issuer's Principal Executive Offices:

                   555 White Plains Road
                   Tarrytown, NY 10591


Item 2.    (a).    Name of Person Filing:

                   Jonathan Edelson, M.D.


           (b).    Address of Principal Business Office:

                   555 White Plains Road
                   Tarrytown, N.Y. 10591






                              Page 3 of 6 Pages


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Item 2.    (c).    Citizenship:

                   USA

           (d).    Title of Class of Securities:

                   Common Stock

           (e).    CUSIP Number:

                   00756H 10 8

Item 3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) by


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                   524,042
                   (including 128,816 shares issuable upon the exercise
                    of options that are exercisable within 60 days)

           (b).    Percent of Class:

                   5.1%

           (c).    Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote: 524,042

                   (ii)     shared power to vote or to direct the vote: n/a

                   (iii) sole power to dispose or to direct the disposition of: 524,042

                   (iv) shared power to dispose or to direct the disposition of: n/a





                              Page 4 of 6 Pages


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Item 5.            Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not applicable.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not applicable


Item 8.            Identification and Classification of Members of the Group:

                   Not applicable.





                              Page 5 of 6 Pages



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Item 9.            Notice of Dissolution of Group:

                   Not applicable.


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Jonathan Edelson
                                               ------------------------
                                               Title: Chairman and CEO





Dated:  March 5, 1999




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